Brian D. Miller Direct Dial: 202-637-2332	555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

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Re:	Beasley Broadcast Group, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed December 28, 2016
File No. 333-214738

Ladies and Gentlemen:

On behalf of Beasley Broadcast Group, Inc. (the “Company”), this letter is to confirm that Caroline Beasley, Interim Chief Executive Officer, Executive Vice President, Chief Financial Officer, Secretary and Treasurer of the Company, has signed the above-referenced Registration Statement on Form S-3 in her capacity as principal executive officer, principal financial officer and principal accounting officer of the Company.

If you have any questions or require additional information, please contact me at (202) 637-2332. Thank you for your assistance in this matter.

Sincerely,

/s/ Brian D. Miller
Brian D. Miller of Latham & Watkins LLP

cc:	Caroline Beasley, Beasley Broadcast Group, Inc.